NORFOLK SOUTHERN'S OFFER TO ACQUIRE CONRAIL

   Norfolk Southern has long believed that a combination with Conrail would provide more efficient and competitive freight rail service to our customers as well as enhanced growth opportunities for the Corporation. We expressly and on more than one occasion over the past several years shared this view with Conrail management. Until two weeks ago, however, Conrail management indicated its desire for Conrail to remain independent. Then, on October 15, Conrail entered into an agreement to merge with CSX. Our counter-offer, which we believe is superior to the CSX/Conrail proposal on every point, was made so that Norfolk Southern and Conrail employees, customers, and shareholders and the general public can realize the many real benefits of a Norfolk Southern/Conrail combination.

   Following is a brief overview of how and why we believe that Conrail, Norfolk Southern and all of their constituencies will profit from our proposed transaction.

   SHIPPERS AND THE GENERAL PUBLIC

   A Norfolk Southern/Conrail combination will create a stronger, more competitive eastern transportation market and a far more balanced freight rail system than the proposed CSX/CR merger.

   Norfolk Southern customers will obtain better access to the Northeast and improved single system coverage in the East. Conrail customers will obtain the benefit of a combination with the most efficient and best managed railroad.

   In addition to competitive pricing resulting from volume efficiencies, we will provide a level of service that only a broad network can provide. We will be able to undertake more initiatives such as our recent vehicle distribution agreement with Ford. We will be able to improve intermodal service between the Northeast and Southeast, making our intermodal network more competitive with alternative truck services.

   Norfolk Southern is committed to provide, at and between the largest markets, solutions that will ensure a competitive rail infrastructure. We are not assuming market share gains from a monopolistic position, but from providing better service to our customers.

   CONRAIL SHAREHOLDERS

   Our offer is for $100 per share in cash for each Conrail share. This offer is not subject to approval by the Surface Transportation Board, except as to informal approval of a voting trust.

   By contrast, the proposed CSX transaction would offer Conrail shareholders a substantially lower value per share, based on the current market value of CSX shares. Moreover, the 60 percent of Conrail shareholders who would receive payment in CSX stock, would only receive payment if and when the Surface Transportation Board approves a CSX/CRR merger.

   NORFOLK SOUTHERN SHAREHOLDERS

   A combination with Conrail will provide significant earnings improvement from transaction synergies -- both operating savings and increased revenues. These synergies will add significantly to earnings per share resulting in an earnings per share growth rate more than 50 percent higher than Norfolk Southern would have achieved alone.

   Norfolk Southern received financing commitments from J.P. Morgan and Merrill Lynch for $2 billion each towards the $11 billion total acquisition cost and these banks expect the remainder of the financing to be in place promptly. On a pro forma basis, total debt would be $13.2 billion, with an initial total debt/total capitalization ratio of 72 percent.

   October 30, 1996